Exhibit 3.21

RESTATED CERTIFICATE OF INCORPORATION

OF

CORAM HEALTHCARE CORPORATION OF GREATER NEW YORK

Under Section 807 of the New York Business Corporation Law (the “Business Corporation Law”)

Coram Healthcare Corporation of Greater New York, a New York corporation (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Coram Healthcare Corporation of Greater New York. The Corporation was incorporated under the name “NYHT Acquisition, Inc.” The original Certificate of Incorporation (as amended, the “Certificate of Incorporation”) of the Corporation was filed with the Secretary of State of the State of New York on August 28, 1991.

2. Pursuant to Section 807 of the Business Corporation Law of the State of New York, as duly adopted by the Board of Directors of the Corporation and by the sole stockholder in accordance with Section 803 Business Corporation Law of the State of New York, Article THIRD of the Certificate of Incorporation, relating to the location of the office of the Corporation, is hereby amended, and the text of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

FIRST: The name of the corporation is Coram Healthcare Corporation of Greater New York.

SECOND: The corporation is formed for the following purpose or purposes:

To engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law, provided that the corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the corporation is to be located in the County of Albany, State of New York.

FOURTH: The aggregate number of shares which the corporation shall have authority to issue is Five Hundred (500), all of which are of a par value of One Cent ($.01) each and all of which are of the same class.

FIFTH: The Secretary of State is designated as the agent of the corporation upon whom process against the corporation may be served. The post office address within the State of New York to which the Secretary of state shall mail a copy of any process against the corporation served upon him is: c/o Corporation Service Company, 80 State Street, Albany, NY 12207-2543.

The name and the address of the registered agent of the corporation are Corporation Service Company, 80 State Street, Albany, NY 12207-2543.

Said registered agent is to be the agent of the corporation upon whom or upon which process against the corporation may be served.

SIXTH: The duration of the corporation shall be perpetual.

SEVENTH: The corporation shall, to the fullest extent permitted-by permitted by Article 7 of the Business Corporation Law of the State of New York, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of-any other rights to which any person may be entitled under any Bylaw, resolution of shareholders; resolution of directors, agreement, or otherwise, as permitted by said Articles, as to action in any capacity in which he served at the request of the corporation.

EIGHTH: The personal liability of the directors of the corporation is eliminated to the fullest extent permitted by the provisions of paragraph (b) of Section 402 of the Business Corporation Law of New York, as the same may be amended and supplemented.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be duly executed this July 1, 2010.

By:	/s/ Robert T. Allen
Name:	Robert T. Allen
Title:	President, Chief Financial Officer and Treasurer

[Coram Healthcare Corporation of Greater New York]